[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by:

Zymeworks Inc.

Suite 540—1385 West 8th Avenue

Vancouver, BC V6H 3V9

(604) 678-1388

Attention: Neil Klompas, Chief Financial Officer

ZYME-1

Certain portions of this letter have been omitted from the version filed via EDGAR. Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), Zymeworks Inc. has separately submitted a copy of this letter containing the redacted text to the staff (the “Staff”) of the Securities and Exchange Commission and has requested confidential treatment for the redacted text. Information that is omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark “[***]”.

April 14, 2017

BY EDGAR AND BY HAND

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.
Registration Statement on Form F-1
File No. 333-217100

Dear Ms. Yale:

On behalf of our client, Zymeworks Inc., a corporation incorporated under the federal laws of Canada (the “Company”), we supplementally advise the Staff of

Confidential Treatment Requested

By Zymeworks Inc.

[***] Denotes information omitted and provided

under separate cover to the Staff pursuant to Rule 83

April 14, 2017

ZYME-2

the information that follows. Reference is made to the above-captioned Registration Statement on Form F-1, as filed on April 3, 2017 (the “Registration Statement”), of the Company in connection with the initial public offering (the “Offering”) of the Company’s common shares (the “Shares”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Staff’s review. The initial offering price to the public of the Shares is expected to be between $[***] and $[***] per Share. The Company has provided this anticipated price range without giving effect to a [***]-for-1 reverse split of the Company’s share capital that was effected on April 12, 2017. After giving effect to the expected reverse split of the Company’s share capital, the Company expects the initial offering price to the public of the Shares to be between $[***] and $[***] per Share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range stated in the preliminary prospectus will be within the range provided above.

Please note that the high end of the price range is [***], and the mid-point of the price range is [***].

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (“Rule 418”), this letter has been provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, we hereby request on behalf of the Company that this letter be returned to the Company or destroyed by the Staff promptly following completion of the Staff’s review.

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.
Neil Klompas, Chief Financial Officer, Zymeworks Inc.
Charles S. Kim, Cooley LLP